FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 16, 2015

Item 1

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 16, 2015

For Six-month Period:	From April 1, 2015 through September 30, 2015

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sanker Parameswaran
Senior General Manager (Legal) & Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007,
Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:

Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Akitaka Anzai, Attorney-at-Law
Nobuhiro Ito, Attorney-at-Law
Takahide Kato, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Akasaka K-Tower
2-7, Motoakasaka 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1139

Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis.

2.	In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain US dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2015 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 123.11), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 2.01 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 1, 2015.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2016" refers to the year beginning on April 1, 2015 and ending at March 31, 2016.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION	1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY	1

II.	OUTLINE OF COMPANY	2

1.	Trends in Major Business Indices, etc.	2

2.	Nature of Business	9

3.	State of Affiliated Companies	9

4.	State of Employees	9

III.	STATEMENT OF BUSINESS	10

1.	Outline of Results of Operations, etc.	10

2.	State of Production, Orders Accepted and Sales	10

3.	Problems to be Coped with	10

4.	Risks in Business, etc.	10

5.	Material Contracts Relating to Management, etc.	13

6.	Research and Development Activities	14

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	14

IV.	STATEMENT OF FACILITIES	28

1.	State of Major Facilities	28

2.	Plan for Installation, Retirement, etc. of Facilities	28

V.	STATEMENT OF FILING COMPANY	29

1.	State of Shares, etc.	29

(1)	Total Number of Shares, etc.	29

(i)	Total Number of Shares	29

(ii)	Issued Shares	29

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	30

- i -

(3)	Total Number of Issued Shares and Capital Stock	30

(4)	Major Shareholders	30

2.	Trends in Stock Prices	32

3.	Statement of Directors and Officers	33

VI.	FINANCIAL CONDITION	34

1.	Interim Financial Statements	34

2.	Other Information	37

(1)	Legal and Regulatory Proceedings	37

(2)	Subsequent Events	41

3.	Major Differences between United States and Japanese Accounting Principles and Practices	41

4.	Major Differences between Indian and Japanese Accounting Principles and Practices	44

VII.	TRENDS IN FOREIGN EXCHANGE RATES	49

VIII.	REFERENCE INFORMATION OF FILING COMPANY	50

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	51

I.	INFORMATION ON GUARANTY COMPANY	51

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	51

III.	INFORMATION ON BUSINESS INDICES, ETC.	51

- ii -

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 30, 2015 for fiscal 2015.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with generally accepted accounting principles in India ("Indian GAAP").

Unconsolidated financial results

(Rs. in crore/JPY in ten-million)

		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2013	March 31, 2015	March 31, 2015	March 31, 2014
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 25,911.43	JPY 52,081.97	Rs. 23,917.46	Rs. 21,233.95	Rs. 49,091.14	JPY 98,673.19	Rs. 44,178.15
	a) Interest/discount on advances/bills	19,039.77	38,269.94	17,266.22	14,932.51	35,631.08	71,618.47	31,427.93
	b) Income on investments	5,320.52	10,694.25	5,311.87	5,191.37	10,592.77	21,291.47	10,414.39
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	63.00	126.63	103.04	104.74	195.10	392.15	199.98
	d) Others	1,488.14	2,991.16	1,236.33	1,005.33	2,672.19	5,371.10	2,135.85
2.	Other income	5,997.24	12,054.45	5,588.20	4,650.77	12,176.13	24,474.02	10,427.87
3.	TOTAL INCOME (1)+(2)	31,908.67	64,136.43	29,505.66	25,884.72	61,267.27	123,147.21	54,606.02
4.	Interest expended	15,544.86	31,245.17	14,768.93	13,369.97	30,051.53	60,403.58	27,702.59
5.	Operating expenses (e)+(f)	6,167.58	12,396.84	5,522.10	4,812.71	11,495.83	23,106.62	10,308.86
	e) Employee cost	2,479.87	4,984.54	2,333.25	1,960.98	4,749.88	9,547.26	4,220.11
	f) Other operating expenses	3,687.71	7,412.30	3,188.85	2,851.73	6,745.95	13,559.36	6,088.75
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	21,712.44	43,642.00	20,291.03	18,182.68	41,547.36	83,510.19	38,011.45
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	10,196.23	20,494.42	9,214.63	7,702.04	19,719.91	39,637.02	16,594.57
8.	Provisions (other than tax) and contingencies	1,897.55	3,814.08	1,575.57	1,217.98	3,899.99	7,838.98	2,626.40
9.	Exceptional items	..	..	..	..	..	..	..
10.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	8,298.68	16,680.35	7,639.06	6,484.06	15,819.92	31,798.04	13,968.17
11.	Tax expense (g)+(h)	2,292.41	4,607.74	2,274.75	1,857.80	4,644.57	9,335.59	4,157.69
	g) Current period tax	2,679.17	5,385.13	2,246.70	1,834.87	4,864.14	9,776.92	3,844.50
	h) Deferred tax adjustment	(386.76)	(777.39)	28.05	22.93	(219.57)	(441.34)	313.19
12.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)-(11)	6,006.27	12,072.60	5,364.31	4,626.26	11,175.35	22,462.45	9,810.48
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / (LOSS) FOR THE PERIOD (12)-(13)	6,006.27	12,072.60	5,364.31	4,626.26	11,175.35	22,462.45	9,810.48
15.	Paid-up equity share capital (face value Rs. 2/- each)	1,161.75	2,335.12	1,157.46	1,154.45	1,159.66	2,330.92	1,155.04
16.	Reserves excluding revaluation reserves	85,396.93	171,647.83	77,712.85	71,943.42	79,262.26	159,317.14	72,051.71

17.	Analytical ratios
	i) Percentage of shares held by Government of India	0.08	..	0.05	0.03	0.06	..	0.03
	ii) Capital adequacy ratio (Basel III)	16.15%	..	16.64%	16.50%	17.02%	..	17.70%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	10.35	20.80	9.28	8.02	19.32	38.83	17.00
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized for six months) (in Rs./JPY)	10.27	20.64	9.20	7.99	19.13	38.45	16.93
18.	NPA Ratio [1]
	i) Gross non-performing advances (net of write-off)	15,857.82	31,874.22	11,546.70	10,028.45	15,094.69	30,340.33	10,505.84
	ii) Net non-performing advances	6,759.29	13,586.17	3,942.33	2,697.63	6,255.53	12,573.62	3,297.96
	iii) % of gross non-performing advances (net of write-off) to gross advances	3.77%	..	3.12%	3.08%	3.78%	..	3.03%
	iv) % of net non-performing advances to net advances	1.65%	..	1.09%	0.85%	1.61%	..	0.97%
19.	Return on assets (annualized)	1.90%	..	1.82%	1.73%	1.86%	..	1.78%
20.	Public shareholding
	i) No. of shares	5,807,681,135	..	5,786,261,175	5,771,973,725	5,797,244,645	..	5,774,936,275
	ii) Percentage of shareholding	100	..	100	100	100	..	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..	..

c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..	..

1.	At September 30, 2015, the percentage of gross non-performing customer assets to gross customer assets was 3.36% and net non-performing customer assets to net customer assets was 1.47%. Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in ten-million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2013	March 31, 2015	March 31, 2015	March 31, 2014
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 18,989.59	JPY 38,169.08	Rs. 15,724.53	Rs. 13,095.02	Rs. 32,991.18	JPY 66,312.27	Rs. 27,411.60
b	Wholesale Banking	16,241.79	32,646.00	16,648.60	15,812.77	33,502.51	67,340.05	32,402.48
c	Treasury	22,527.78	45,280.84	21,179.46	18,576.89	43,931.06	88,301.43	39,268.26
d	Other Banking	852.59	1,713.71	752.10	290.53	1,581.51	3,178.84	936.34
	Total segment revenue	58,611.75	117,809.62	54,304.69	47,775.21	112,006.26	225,132.58	100,018.68
	Less: Inter segment revenue	26,703.08	53,673.19	24,799.03	21,890.49	50,738.99	101,985.37	45,412.66
	Income from operations	31,908.67	64,136.43	29,505.66	25,884.72	61,267.27	123,147.21	54,606.02
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	1,731.78	3,480.88	1,268.99	946.34	2,724.28	5,475.80	1,829.52
b	Wholesale Banking	3,307.15	6,647.37	3,271.21	3,237.77	6,224.07	12,510.38	6,588.63
c	Treasury	3,100.76	6,232.53	2,896.42	2,139.57	6,449.95	12,964.40	5,252.27
d	Other Banking	158.99	319.57	202.44	160.38	421.62	847.46	297.75
	Total segment results	8,298.68	16,680.35	7,639.06	6,484.06	15,819.92	31,798.04	13,968.17
	Unallocated expenses	..	..	..	..	..	..	..
	Profit before tax	8,298.68	16,680.35	7,639.06	6,484.06	15,819.92	31,798.04	13,968.17
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(132,853.82)	(267,036.18)	(144,246.11)	(137,299.41)	(136,434.46)	(274,233.26)	(139,706.24)
b	Wholesale Banking	149,495.39	300,485.73	146,634.76	130,360.65	157,396.86	316,367.69	137,829.58
c	Treasury	62,194.54	125,011.03	71,784.45	71,115.31	52,747.62	106,022.72	69,446.71
d	Other Banking	2,591.09	5,208.09	1,242.25	2,749.47	2,041.50	4,103.42	970.07
e	Unallocated	5,138.40	10,328.18	3,461.84	6,177.38	4,677.84	9,402.46	4,673.20
	Total	Rs. 86,565.60	JPY 173,996.86	Rs. 78,877.19	Rs. 73,103.40	Rs. 80,429.36	JPY 161,663.01	Rs. 73,213.32

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on “Segmental Reporting”.
2.	“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.
3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment and derivative portfolio of the Bank.
5.	“Other Banking” includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 30, 2015.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2015 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	Other income includes net foreign exchange gain relating to overseas operations of Rs. 536.97 crore, Rs. 268.20 crore and Rs. 642.11 crore for the six months ended September 30, 2015, six months ended September 30, 2014 and year ended March 31, 2015 respectively.
5.	In accordance with RBI circular dated July 16, 2015, investment in Rural Infrastructure and Development Fund and other related deposits has been re-classified to Schedule 11 - Other Assets from Schedule 8 - Investments. Consequently, interest on such deposits has also been re-classified to 'Others' from 'income on investments' in Schedule 13 - Interest earned.
6.	The shareholders of the Bank approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the subdivision was December 5, 2014. All share and per share information in the financial results reflect the effect of subdivision for each of period presented.
7.	In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank was providing fully for any interest income which was funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, during the year ended March 31, 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which were not yet repaid. In view of the above, and since this item related to prior years, the Bank with the approval of the RBI debited its reserves by Rs. 929.16 crore to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI.
8.	During the three months ended September 30, 2015, the Bank has allotted 3,667,000 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
9.	Status of equity investors' complaints/grievances for the three months ended September 30, 2015:

Opening	Additions	Disposals	Closing balance
balance
1	28	29	0

10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The above unconsolidated financial results for the six months ended September 30, 2014 and September 30, 2015 and for the year ended March 31, 2015 are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The unconsolidated financial results for the six months ended September 30, 2013 and for the year ended March 31, 2014 have been audited by another firm of chartered accountants.

12.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 30, 2015 for fiscal 2015.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 30, 2015 for fiscal 2015.

4.	State of Employees

At September 30, 2015, the Bank had 72,829 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to “ - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since the last ASR filed on September 30, 2015 for fiscal 2015.

4.	Risks in Business, etc.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Increases in the level of non-performing loans increase the risk of investing in our equity shares and ADSs. Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition, could cause an increase in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio.

In fiscal 2009 and fiscal 2010, due to an adverse macroeconomic environment and challenges in loan recovery, we experienced an increase in non-performing loans, especially in the non-collateralized retail loan portfolio. In recent years, as a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global and domestic financial markets, there has been an increase in non-performing and restructured loans in the corporate sector and small and medium enterprises segment for the banking system as well as for us. This trend accelerated in fiscal 2014 and fiscal 2015. Our standard loan portfolio includes restructured standard loans, and the failure of these borrowers to perform as expected could result in such loans being classified as non-performing. In fiscal 2015, we experienced a significant increase in the downgrade of standard restructured loans to the non-performing category due to the failure of these borrowers to perform as expected. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “Part I - III. - 4. Risks in Business, etc. - (2) Risks Relating to Our Business - (o) - We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “Part I - III. - 4. Risks in Business, etc. - (2) Risks Relating to Our Business - (c) - Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. Economic and project implementation challenges, in India and overseas, could result in some of our borrowers not being able to meet their debt obligations, including debt obligations that have already been restructured, resulting in an increase in non-performing loans.

Further, guidelines or directions issued by the Reserve Bank of India relating to identification and classification of non-performing assets could result in an increase in our loans classified as non-performing. For instance, in May 2013, the Reserve Bank of India issued guidelines on the restructuring of loans, which requires all restructured loans (other than due to delay in project implementation) from April 1, 2015 onwards to be classified as non-performing. See also “Part I - III. - 4. Risks in Business, etc. - (2) Risks Relating to Our Business - (b) The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015. In January 2014, the Reserve Bank of India issued a framework for early identification and resolution of stressed assets. With effect from April 1, 2014, the guidelines introduced an asset classification category of “special mention accounts”, which comprises cases that are not yet restructured or classified as non-performing but which exhibit early signs of stress, as specified through various parameters. Banks are also required to share data on a category of special mention accounts, form joint lenders’ forums and devise action plans for resolution of these accounts. The failure to do so within stipulated timeframes attracts accelerated provisioning for such cases. In December 2015, the Reserve Bank of India has indicated that it would pursue a process of clean-up of bank balance sheets, including recognition of stress and provisioning, by March 2017. Any regulatory guidelines or directions issued pursuant to this approach may result in an increase in non-performing loans and provisions, and adversely impact our profitability. Resolution of stressed accounts could also include converting either part or the entire loan dues to equity shares and introducing a change of ownership which may expose us to additional risks including failure to identify new promoters within the stipulated timelines and volatility in equity markets. See also “Part I - III. - 4. Risks in Business, etc. - (2) Risks Relating to Our Business - (e) We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected”, “Part I - III. - 4. Risks in Business, etc. - (2) Risks Relating to Our Business - (k) The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “Part I - II. - 3. Nature of Business - (2) Business - (h) Supervision and Regulation - Loan Loss Provisions and Non-Performing Assets - Asset Classification” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015. We may not be able to adequately control or reduce the level of non-performing assets in our portfolio.

We also have investments in security receipts arising from the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See also “Part I - II. - 3. Nature of Business - (2) Business - (f) Classification of Loans” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

If we are not able to adequately control or reduce the level of non-performing assets, the overall quality of our loan portfolio would deteriorate, we may become subject to enhanced regulatory oversight and scrutiny, our reputation may be adversely impacted and our profitability and the price of our equity shares and ADSs could be adversely affected.

Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

Interest rates in India are impacted by a range of factors including inflation, fiscal deficit and government borrowing, monetary policy and market liquidity. For instance, in July 2013, with a view to manage the volatility in the exchange rate, the Reserve Bank of India introduced measures to reduce liquidity in the Indian banking system and increase the cost of borrowing from the Reserve Bank of India.

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Part I - II. - 3. Nature of Business - (2) Business - (h) Supervision and Regulation - Legal Reserve Requirements” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries, including ICICI Lombard General Insurance Company, which has a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “Part I - III - 4. Risks in Business, etc. - (1) Risks Relating to India and Other Economic and Market Risks - (a) A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “Part I - III - 4. Risks in Business, etc. - (1) Risks Relating to India and Other Economic and Market Risks - (f) Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us” in our Annual Securities Report for the year ended March 31, 2015 filed on September 30, 2015.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Our term deposits are raised at fixed rates, while a substantial proportion of our domestic loan portfolio comprises floating rate loans linked to our base rate. The Reserve Bank of India has issued draft guidelines requiring banks to compute their base rates using the marginal cost of funding, which in a declining interest rate environment would result in a faster reduction in the yield on advances than in the cost of deposits, thereby adversely impacting our net interest margins. Shift to marginal cost of funding or any other change in methodology of computing the Base Rate directed by RBI, may adversely impact the net interest income of banks, including us.

Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. In its second quarter review of monetary policy in October 2011, the Reserve Bank of India deregulated the interest rate on savings deposits, following which some of the smaller banks in India increased their savings deposit rates by 200-300 basis points. If other banks with whom we compete similarly raise their deposit rates, we may also have to do so to remain competitive and this would adversely impact our cost of funds. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Further, any tightening of liquidity and volatility in international markets may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our overseas banking subsidiaries are also exposed to similar risks.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

5.	Material Contracts Relating to Management, etc.

The Board at its Meeting held on September 16, 2015 granted 5,100,000 stock options to Whole-time Directors based on the recommendations of the Board Governance Remuneration & Nomination Committee. The Reserve Bank of India approved the grants through its letter dated November 16, 2015.

The options were granted at a price of Rs. 268.90 per option which was the price determined in accordance with applicable regulations of the Securities and Exchange Board of India. 50% of options granted will vest on April 30, 2018 and the remaining 50% will vest on April 30, 2019.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended on September 30, 2015.

Our profit after tax increased by 12.0% from Rs. 53.64 billion in the six months ended September 30, 2014 to Rs. 60.06 billion in the six months ended September 30, 2015. The increase in profit after tax was mainly due to a 13.3% increase in net interest income and a 7.3% increase in non-interest income, offset, in part, by 11.7% increase in non-interest expenses and a 20.4% increase in provisions and contingencies (excluding provisions for tax).

Net interest income increased by 13.3% from Rs. 91.49 billion in the six months ended September 30, 2014 to Rs. 103.67 billion in the six months ended September 30, 2015 reflecting an increase of 12 basis points in net interest margin and an increase of 9.8% in the average volume of interest-earning assets.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The increase in non-interest income by 7.3% from Rs. 55.88 billion in the six months ended September 30, 2014 to Rs. 59.97 billion in the six months ended September 30, 2015 was primarily due to an increase in fee and commission income and other income, offset, in part, by a decrease in income from treasury-related activities and dividend income from subsidiaries.

Non-interest expenses increased by 11.7% from Rs. 55.22 billion in the six months ended September 30, 2014 to Rs. 61.68 billion in the six months ended September 30, 2015.

Provisions and contingencies (excluding provisions for tax) increased by 20.4% from Rs. 15.76 billion in the six months ended September 30, 2014 to Rs. 18.98 billion in the six months ended September 30, 2015. Provision for non-performing assets increased from Rs. 12.73 billion in the six months ended September 30, 2014 to Rs. 14.11 billion in the six months ended September 30, 2015 primarily due to higher additions to non-performing assets, including slippages from the restructured assets portfolio. Provision for standard assets decreased from Rs. 1.87 billion in the six months ended September 30, 2014 to Rs. 1.45 billion in the six months ended September 30, 2015.

Total assets increased by 7.5% from Rs. 6,111.43 billion at September 30, 2014 to Rs. 6,570.56 billion at September 30, 2015. Total deposits increased by 9.2% from Rs. 3,520.55 billion at September 30, 2014 to Rs. 3,846.18 billion at September 30, 2015. Savings account deposits increased by 14.3% from Rs. 1,056.07 billion at September 30, 2014 to Rs. 1,207.20 billion at September 30, 2015. The current and savings account ratio as a percentage of total deposits was 45.1% at September 30, 2015 compared to 43.7% at September 30, 2014. Term deposits increased by 6.5% from Rs. 1,983.30 billion at September 30, 2014 to Rs. 2,111.29 billion at September 30, 2015. Total advances increased by 13.3% from Rs. 3,617.57 billion at September 30, 2014 to Rs. 4,096.93 billion at September 30, 2015 primarily due to an increase in domestic advances. Net non-performing assets increased by 70.8% from Rs. 39.97 billion at September 30, 2014 to Rs. 68.28 billion at September 30, 2015 and the ratio of net non-performing assets to net customer assets increased from 0.96% at September 30, 2014 to 1.47% at September 30, 2015.

We continued to expand our branch network in India. Our branch network in India increased from 3,815 branches at September 30, 2014 to 4,054 branches at September 30, 2015. We also increased our ATM network from 11,739 ATMs at September 30, 2014 to 12,964 ATMs at September 30, 2015.

The total capital adequacy ratio of ICICI Bank on a standalone basis at September 30, 2015, in accordance with the Reserve Bank of India guidelines on Basel III, was 16.15% with a Tier-1 capital adequacy ratio of 12.09%, without including profit for the six months ended September 30, 2015 as compared to total capital adequacy ratio of 16.64% with a Tier-1 capital adequacy ratio of 11.98%, without including profit for the six months ended September 30, 2014.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2014		2015	2015	2015/2014 % change
	(in million, except percentages)
Interest income	Rs. 239,174.6	.	Rs. 259,114.3	JPY 520,819.7	8.3%
Interest expense	(147,689.3)		(155,448.6)	(312,451.7)	5.3
Net interest income	Rs. 91,485.3		Rs. 103,665.7	JPY 208,368.1	13.3%

Net interest income increased by 13.3% from Rs. 91.49 billion in the six months ended September 30, 2014 to Rs. 103.67 billion in the six months ended September 30, 2015 reflecting an increase in net interest margin by 12 basis points in the six months ended September 30, 2015 and an increase of 9.8% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 12 basis points from 3.41% in the six months ended September 30, 2014 to 3.53% in the six months ended September 30, 2015 primarily due to an increase in spread by 10 basis points. The spread increased by 10 basis points primarily due to a decrease in cost of funds by 20 basis points from 6.18% in the six months ended September 30, 2014 to 5.98% in the six months ended September 30, 2015, offset, in part, by a decrease in yield on average interest-earning assets by 10 basis points from 8.92% in the six months ended September 30, 2014 to 8.82% in the six months ended September 30, 2015.

Net interest margin of overseas branches increased from 1.61% in the six months ended September 30, 2014 to 1.94% in the six months ended September 30, 2015 primarily due to a decrease in cost of funds and an increase in yield on investments and other interest-earning assets.

The yield on average interest-earning assets decreased primarily due to the following factors:

•	The yield on average interest-earning assets decreased by 10 basis points from 8.92% in the six months ended September 30, 2014 to 8.82% in the six months ended September 30, 2015 primarily due to a decrease in yield on advances and yield on investments. The yield on average advances decreased by 32 basis points from 10.00% in the six months ended September 30, 2014 to 9.68% in the six months ended September 30, 2015 and yield on average investments decreased by 8 basis points from 7.85% in the six months ended September 30, 2014 to 7.77% in the six months ended September 30, 2015. Yield on interest-earning assets was positively impacted due to an increase in proportion of average advances, which yield higher, in total interest-earning assets.

•	The yield on average advances decreased by 32 basis points from 10.00% in the six months ended September 30, 2014 to 9.68% in the six months ended September 30, 2015 primarily due to reduction in base rate (Bank’s benchmark lending rate to which floating rate loans are linked), increase in the lower yielding secured retail portfolio and incremental corporate lending at lower rates due to softening of interest rates and lower credit demand. The yield on overseas advances decreased by 6 basis points from 4.49% in the six months ended September 30, 2014 to 4.43% in the six months ended September 30, 2015. The yield on average advances was positively impacted due to higher growth in domestic advances, which yields higher, as compared to overseas advances.

The Reserve Bank of India reduced the repo rate by 125 basis points from 8.00% to 6.75% in four phases in calendar year 2015. During the six months ended September 30, 2015, the Bank reduced base rate by 25 basis points to 9.75% with effect from April 10, 2015, and by 5 basis points to 9.70% with effect from June 26, 2015. The Bank further reduced base rate by 35 basis points to 9.35% with effect from October 5, 2015. The full impact of the above rate cuts will reflect in the yield of advances in future periods.

•	The yield on average interest-earning investments decreased from 7.85% in the six months ended September 30, 2014 to 7.77% in the six months ended September 30, 2015 primarily due to a decrease in yield on statutory liquidity ratio investment. Yield on statutory liquidity ratio investment decreased from 8.00% in the six months ended September 30, 2014 to 7.90% in the six months ended September 30, 2015. Yield on non-statutory liquidity ratio investment decreased from 7.52% in the six months ended September 30, 2014 to 7.36% in the six months ended September 30, 2015 primarily due to a decrease in yield on bonds and debentures, pass through certificates, certificate of deposits, mutual funds and commercial paper. In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in Rural Infrastructure and Development Fund and other related deposits have been re-grouped from investments to other assets. Accordingly, figures for comparative periods have also been re-stated.

The above factors were offset, in part, by an increase in the following:

•	The yield on other interest-earning assets increased from 4.80% in the six months ended September 30, 2014 to 5.43% in the six months ended September 30, 2015 primarily due to an increase in amount and yield on Rural Infrastructure and Development Fund and other related deposits and decrease in average call money lent and term money lent from overseas locations which are low yielding. Interest income on non-trading interest rate swaps of the Bank, which were undertaken to manage the market risk arising from the assets and liabilities, increased from Rs. 4.76 billion in the six months ended September 30, 2014 to Rs. 5.01 billion in the six months ended September 30, 2015.

Interest on income tax refund was at Rs. 1.16 billion in the six months ended September 30, 2015 (the six months ended September 30, 2014: Rs. 1.04 billion). The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 20 basis points from 6.18% in the six months ended September 30, 2014 to 5.98% in the six months ended September 30, 2015 primarily due to the following factors:

•	The cost of average deposits decreased from 6.17% in the six months ended September 30, 2014 to 6.00% in the six months ended September 30, 2015 primarily due to a decrease in cost of term deposits and an increase in proportion of average current account and savings account deposits. The cost of total term deposits decreased by 17 basis points from 8.24% in the six months ended September 30, 2014 to 8.07% in the six months ended September 30, 2015 primarily due to a decrease in cost of domestic term deposits, offset, in part, by a decrease in overseas term deposits, which are lower cost, in total term deposits. The average current account and savings account deposits increased from 39.5% in the six months ended September 30, 2014 to 40.9% in the six months ended September 30, 2015.

The Bank reduced retail term deposit rates on select maturities in phases in calendar year 2015. The full impact of the above reductions will reflect in the cost of deposits in future periods.

•	Cost of borrowings decreased by 24 basis points from 6.18% in the six months ended September 30, 2014 to 5.94% in the six months ended September 30, 2015 primarily due to a decrease in cost of call and term borrowings and borrowings under liquidity adjustment facility with the Reserve Bank of India, offset, in part, by an increase in high cost refinance borrowings.

Interest-Earning Assets

The average volume of interest-earning assets increased by 9.8% from Rs. 5,349.61 billion in the six months ended September 30, 2014 to Rs. 5,872.97 billion in the six months ended September 30, 2015.

Average advances increased by 14.2% from Rs. 3,442.97 billion in the six months ended September 30, 2014 to Rs. 3,932.92 billion in the six months ended September 30, 2015 primarily due to an increase in domestic advances.

Average interest-earning investments increased by 1.4% from Rs. 1,349.93 billion in the six months ended September 30, 2014 to Rs. 1,369.10 billion in the six months ended September 30, 2015, primarily due to an increase in statutory liquidity ratio investments by 8.4%, offset, in part, by decrease in interest earning non-statutory liquidity ratio investments by 16.2%.

There was an increase in average other interest-earning assets by 2.6% from Rs. 556.71 billion in the six months ended September 30, 2014 to Rs. 570.95 billion in the six months ended September 30, 2015.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 9.0% from Rs. 4,769.77 billion in the six months ended September 30, 2014 to Rs. 5,198.35 billion in the six months ended September 30, 2015.

Average deposits increased by 9.4% from Rs. 3,213.06 billion in six months ended September 30, 2014 to Rs. 3,513.84 billion in the six months ended September 30, 2015. Average current account and savings account deposits increased by Rs. 168.70 billion and average term deposits increased by Rs. 132.08 billion in the six months ended September 30, 2015 compared to the six months ended September 30, 2014.

Average borrowings increased by 8.2% from Rs. 1,556.71 billion in the six months ended September 30, 2014 to Rs. 1,684.51 billion in the six months ended September 30, 2015.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
	2014	2015	2015	2015/2014 % change
	(in million, except percentages)
Fee income(1)	Rs. 40,393.7	Rs. 43,455.5	JPY 87,345.6	7.6%
Income from treasury-related activities(2)	5,244.7	4,291.5	8,625.9	(18.2)
Dividend from subsidiaries	7,465.2	6,880.7	13,830.2	(7.8)
Other income (including lease income)(3)	2,778.4	5,344.7	10,742.8	92.4
Total non-interest income	Rs. 55,882.0	Rs. 59,972.4	JPY 120,544.5	7.3%

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions.

(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.

(3)	Includes exchange gain on repatriation of retained earnings from overseas branches.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The non-interest income increased by 7.3% from Rs. 55.88 billion in the six months ended September 30, 2014 to Rs. 59.97 billion in the six months ended September 30, 2015 primarily due to an increase in fee and commission income and other income, offset, in part, by a decrease in income from treasury-related activities and dividend income from subsidiaries.

Fee Income

Fee income primarily includes fees from forex and derivative products, fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 7.6% from Rs. 40.39 billion in the six months ended September 30, 2014 to Rs. 43.46 billion in the six months ended September 30, 2015 primarily due to an increase in income from transaction banking fees and third party referral fees.

Profit/ (loss) on Treasury-Related Activities (net)

Net income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in our fixed income, equity and preference share portfolio, units of venture capital and security receipts.

Indian equity markets remained volatile during the six months ended September 30, 2015, impacted by domestic and global events. Expectations of a likely increase in US interest rates and slowdown in China’s economy had an impact on market sentiments. Further, developments in terms of possibility of a sovereign loan default by Greece during the early part of the financial year, and the devaluation of the Chinese currency in August 2015 led to outflow of investments by financial institutional investors from emerging markets. However, positive developments in the domestic economy, particularly the Reserve Bank of India’s continued accommodative monetary policy, partially offset the losses during the period. The benchmark S&P BSE Sensex declined by 6.4% during the six months ended September 30, 2015 to close at 26,155. The yield on the benchmark government securities ended at 7.54% at September 30, 2015 compared to 7.74% at March 31, 2015.

Profit from treasury-related activities decreased from Rs. 5.25 billion in the six months ended September 30, 2014 to Rs. 4.29 billion in the six months ended September 30, 2015. Profit from treasury-related activities of Rs. 4.29 billion in the six months ended September 30, 2015 primarily included gain on government securities and other fixed income positions of Rs. 5.37 billion, loss (realized including marked-to-market loss) of Rs. 3.04 billion on equity, preference share and mutual fund investments, gains (realized including marked-to-market gains) on security receipts of Rs. 0.92 billion and forex trading gains of Rs. 0.53 billion.

Profit from treasury-related activities of Rs. 5.25 billion in the six months ended September 30, 2014 primarily included gain on government securities and other fixed income positions of Rs. 1.25 billion, gains (realized including marked-to-market gains) of Rs. 1.64 billion on equity, preference share and mutual fund investments, gains (realized including marked-to-market gains) on security receipts of Rs. 0.75 billion and forex trading gains of Rs. 1.12 billion.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2015 was Rs. 10.98 billion compared to Rs. 7.77 billion at September 30, 2014. In the six months ended September 30, 2015, there was a gain of Rs. 0.92 billion on these security receipts primarily due to improvement in net asset value (NAV) of the trusts compared to a gain of Rs. 0.75 billion in the six months ended September 30, 2014.

Dividend from Subsidiaries

Dividend from subsidiaries decreased by 7.8% from Rs. 7.47 billion in the six months ended September 30, 2014 to Rs. 6.88 billion in the six months ended September 30, 2015. Dividend from subsidiaries included dividend from ICICI Prudential Life Insurance Company Limited, ICICI Home Finance Company Limited and ICICI Securities Limited amounting to Rs. 4.43 billion, Rs. 0.67 billion and Rs. 0.65 billion in the six months ended September 30, 2015 respectively (six months ended September 30, 2014: Rs. 4.17 billion, Rs. 0.97 billion and Rs. 0.85 billion respectively).

Other Income (including lease income)

Other income increased from Rs. 2.78 billion in the six months ended September 30, 2014 to Rs. 5.34 billion in the six months ended September 30, 2015 primarily due to an increase in exchange gain on repatriation of retained earnings from overseas branches of Rs. 2.68 billion in the six months ended September 30, 2014 to Rs. 5.37 billion in the six months ended September 30, 2015.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2014	2015	2015	2015/2014 % change
	(in million, except percentages)
Employee expenses	Rs. 23,332.5	Rs. 24,798.7	JPY 49,845.4	6.3%
Depreciation on own property	2,966.8	3,343.4	6,720.2	12.7
Depreciation (including lease equalization) on leased assets	170.9	189.1	380.1	10.6
Other administrative expenses	28,750.8	33,344.6	67,022.6	16.0
Total non-interest expenses	Rs. 55,221.0	Rs. 61,675.8	JPY 123,968.4	11.7%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 11.7% from Rs. 55.22 billion in the six months ended September 30, 2014 to Rs. 61.68 billion in the six months ended September 30, 2015.

Employee Expenses

Employee expenses increased by 6.3% from Rs. 23.33 billion in the six months ended September 30, 2014 to Rs. 24.80 billion in the six months ended September 30, 2015 primarily due to an increase in employees strength and annual increments and promotions. The number of employees increased from 69,109 at September 30, 2014 to 72,829 at September 30, 2015. The employee base includes sales executives, employees on fixed-term contracts and interns.

Depreciation

Depreciation on fixed assets increased by 12.7% from Rs. 2.97 billion in the six months ended September 30, 2014 to Rs. 3.34 billion in the six months ended September 30, 2015 reflecting increase in fixed assets.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 16.0% from Rs. 28.75 billion in the six months ended September 30, 2014 to Rs. 33.34 billion in the six months ended September 30, 2015 primarily due to an increase in retail business and an increase in ATM and branch network.

The number of branches increased from 3,815 at September 30, 2014 to 4,054 at September 30, 2015. We also increased our ATM network from 11,739 ATMs at September 30, 2014 to 12,964 ATMs at September 30, 2015.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2014	2015	2015	2015/2014 % change
	(in million, except percentages)
Provision for investments(including credit substitutes) (net)	Rs. 968.9	Rs. 894.9	JPY 1,798.7	(7.6)%
Provision for non-performing assets	12,728.6	14,111.4	28,363.9	10.9
Provision for standard assets	1,865.2	1,447.6	2,909.7	(22.4)
Others	193.0	2,521.6	5,068.4	-
Total provisions and contingencies	Rs. 15,755.7	Rs. 18,975.5	JPY 38,140.8	20.4%

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, provisions are made as per the Reserve Bank of India regulations or host country regulations, whichever is higher. Provisions on retail non-performing loans are made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirement. Provision on loans and advances restructured/rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on NPAs, the Bank maintains a general provision on standard loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, the general provision is made at the higher of host country regulatory requirements and the Reserve Bank of India requirements.

Provisions and contingencies (excluding provisions for tax) increased by 20.4% from Rs. 15.76 billion in the six months ended September 30, 2014 to Rs. 18.98 billion in the six months ended September 30, 2015.

Provision for non-performing assets increased from Rs. 12.73 billion in the six months ended September 30, 2014 to Rs. 14.11 billion in the six months ended September 30, 2015 primarily due to additions to non-performing assets, including slippages from the restructured asset portfolio.

Provision for standard assets decreased from Rs. 1.87 billion in the six months ended September 30, 2014 to Rs. 1.45 billion in the six months ended September 30, 2015 primarily due to a decrease in provision on borrowers with unhedged foreign currency exposure.

Provision for investments decreased from Rs. 0.97 billion in the six months ended September 30, 2014 to Rs. 0.89 billion in the six months ended September 30, 2015.

The cumulative general provision for standard assets held at September 30, 2015 was Rs. 25.01 billion (September 30, 2014: Rs. 21.30 billion).

The provision coverage ratio of the Bank at September 30, 2015 computed as per the extant the Reserve Bank of India guidelines was 57.4% (September 30, 2014: 65.9%).

Provisions for Restructured Loans and Non-performing Assets

We classify our loans and credit substitutes, in accordance with the Reserve Bank of India guidelines, into performing and non-performing loans. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. Till March 31, 2015, a fully secured standard loan (other than that classified as a commercial real estate exposure, a capital market exposure or a personal loan) could be restructured with asset classification continuing to be standard by the rescheduling of principal repayments and/or the interest element, but needed to be separately disclosed as a restructured loan. Loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector for projects under implementation) from April 1, 2015 onwards would be classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and is effected subsequently. Similar guidelines apply to restructuring of sub-standard and doubtful loans.

During the six months ended September 30, 2015, the Bank restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 20.89 billion, as compared to Rs. 23.13 billion in the six months ended September 30, 2014 (for the year ended March 31, 2015: Rs. 53.69 billion). Further, during the six months ended September 30, 2015, restructured standard loans amounting to Rs. 12.15 billion slipped into the non-performing category as compared to slippages of Rs. 15.07 billion during the six months ended September 30, 2014 (for the year ended March 31, 2015: Rs. 45.29 billion). At September 30, 2015, an aggregate amount of Rs. 128.08 billion was outstanding with borrowers whose standard loans were restructured compared to an aggregate outstanding of Rs. 121.26 billion at September 30, 2014 (At March 31, 2015: an aggregate outstanding of Rs. 119.46 billion).

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2014	March 31, 2015	September 30, 2015	September 30, 2015	% change March 2015 to September 2015
	(in million, except percentages)
Gross non-performing assets	Rs.116,953.6	Rs. 152,417.7	Rs.160,058.7	JPY 321,718.0	5.0%
Provisions for non-performing assets	(76,981.7)	(89,172.4)	(91,775.8)	(184,469.4)	2.9
Net non-performing assets	Rs.39,971.9	Rs. 63,245.3	Rs.68,282.9	JPY 137,248.6	8.0%
Gross customer assets	4,271,867.6	4,631,822.9	4,766,048.3	9,579,757.1	2.9
Net customer assets	4,181,559.8	4,516,338.9	4,654,196.8	9,354,935.6	3.1
Gross non-performing assets as a percentage of gross customer assets	2.74%	3.29%	3.36%
Net non-performing assets as a percentage of net customer assets	0.96%	1.40%	1.47%

The additions to gross non-performing assets during the six months ended September 30, 2015 was Rs. 38.59 billion as compared to Rs. 28.33 billion during the six months ended September 30, 2014. During the six months ended September 30, 2015, restructured standard loans amounting to Rs. 12.15 billion slipped into the non-performing category as compared to Rs. 15.07 billion during the six months ended September 30, 2014. Non-performing assets amounting to Rs. 12.68 billion were upgraded/recovered during the six months ended September 30, 2015 as compared to Rs. 7.95 billion during the six months ended September 30, 2014. Non-performing assets amounting to Rs. 18.27 billion were written off during the six months period ended September 30, 2015 as compared to Rs. 8.97 billion during the six months ended September 30, 2014.

Gross non-performing assets increased by 5.0% from Rs. 152.42 billion at March 31, 2015 to Rs. 160.06 billion at September 30, 2015. Our net non-performing assets increased from Rs. 63.25 billion at March 31, 2015 to Rs. 68.28 billion at September 30, 2015. The net non-performing assets to net customer assets increased from 1.40% at March 31, 2015 to 1.47% at September 30, 2015.

During the six months ended September 30, 2015, we sold three non-performing assets/special mention accounts (other than fully written off cases) to asset reconstruction companies, with an aggregate loss over net book value of Rs. 283.1 million as compared to 10 non-performing assets/special mention accounts (other than fully written-off cases) during the six months ended September 30, 2014, with an aggregate gain over net book value amounting to Rs. 879.4 million.

Tax Expense

The income tax expense (including wealth tax) increased by 0.7% from Rs. 22.75 billion in the six months ended September 30, 2014 to Rs. 22.92 billion in the six months ended September 30, 2015. The effective tax rate was 27.6% in the six months ended September 30, 2015 compared to the effective tax rate of 29.8% in the six months ended September 30, 2014.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2014	March 31, 2015	September 30, 2015	September 30, 2015	2015/2014 % change
	(in million, except percentages)

Cash and cash equivalents	Rs. 473,780.8	Rs. 423,046.2	Rs. 315,452.7	JPY 634,059.9	(33.4)%
Investments (1)	1,495,017.9	1,581,292.1	1,541,896.2	3,099,211.3	3.1
Advances	3,617,573.3	3,875,220.7	4,096,926.5	8,234,822.3	13.3
Fixed assets (including leased assets)	46,780.1	47,255.2	47,942.0	96,363.4	2.5
Other assets (2)	478,275.4	534,478.7	568,342.4	1,142,368.2	18.8
Total assets	Rs. 6,111,427.5	Rs. 6,461,292.9	Rs. 6,570,559.8	JPY 13,206,825.2	7.5%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 21.5%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.
(2)	In accordance with RBI circular dated July 16, 2015, investment in RIDF and other related deposits of Rs. 292.34 billion at September 30, 2015 (March 31, 2015: Rs. 284.51 billion; September 30, 2014: Rs. 240.89 billion) has been re-classified to line item “Others” under schedule 11- Other Assets.

Total assets of the Bank increased by 7.5% from Rs. 6,111.43 billion at September 30, 2014 to Rs. 6,570.56 billion at September 30, 2015, primarily due to a 13.3% increase in advances and 18.8% increase in other assets, offset, in part by a decrease in cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased from Rs. 473.78 billion at September 30, 2014 to Rs. 315.45 billion at September 30, 2015 primarily due to reduction in liquidity of domestic operations and gradual reduction in liquidity of overseas branches.

Investments

Total investments increased by 3.1% from Rs. 1,495.02 billion at September 30, 2014 to Rs. 1,541.90 billion at September 30, 2015 primarily due to an increase in investment in government securities by Rs. 119.01 billion, offset, in part, by a decrease in investment in certificate of deposits by Rs. 44.47 billion.

Advances

Net advances increased by 13.3% from Rs. 3,617.57 billion at September 30, 2014 to Rs. 4,096.93 billion at September 30, 2015 primarily due to an increase in domestic advances. Net retail advances increased by 25.0% from Rs. 1,441.10 billion at September 30, 2014 to Rs. 1,801.52 billion at September 30, 2015. Net advances of overseas branches, in dollar terms, decreased from USD 15.1 billion at September 30, 2014 to USD 14.5 billion at September 30, 2015. However, due to rupee depreciation from Rs. 61.75 per US dollar at September 30, 2014 to Rs. 65.59 per US dollar at September 30, 2015, net advances of overseas branches, in rupee terms, increased by 2.4% from Rs. 931.26 billion at September 30, 2014 to Rs. 953.19 billion at September 30, 2015.

Fixed and other assets

Fixed assets (net block) increased marginally from Rs. 46.78 billion at September 30, 2014 to Rs. 47.94 billion at September 30, 2015.

Other assets increased from Rs. 478.28 billion at September 30, 2014 to Rs. 568.34 billion at September 30, 2015 primarily due to an increase in Rural Infrastructure and Development Fund and other related deposits made in lieu of shortfall in directed lending requirements, increase in trade receivables and interest accrued, offset, in part, by a decrease in MTM amount and receivables on forex and derivative transactions. Rural Infrastructure and Development Fund and other related deposits made in lieu of shortfall in directed lending requirements increased from Rs. 240.89 billion at September 30, 2014 to Rs. 292.34 billion at September 30, 2015.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2014	March 31, 2015	September 30, 2015	September 30, 2015	2015/2014 % change
	(in million, except percentages)
Deposits	Rs. 3,520,554.4	Rs. 3,615,627.3	Rs. 3,846,179.4	JPY 7,730,820.6	9.2%
Borrowings (1)	1,503,491.9	1,724,173.5	1,561,091.1	3,137,793.1	3.8
Other liabilities	298,609.3	317,198.6	297,633.3	598,242.9	(0.3)
Total liabilities	5,322,655.6	5,656,999.4	5,704,903.8	11,466,856.6	7.2
Equity share capital	11,574.6	11,596.6	11,617.5	23,351.2	0.4
Reserves and surplus	777,197.3	792,696.9	854,038.5	1,716,617.4	9.9
Total liabilities (including capital and reserves)	Rs. 6,111,427.5	Rs. 6,461,292.9	Rs. 6,570,559.8	JPY 13,206,825.2	7.5%

(1)	Includes borrowings in the nature of capital instruments and redeemable non-cumulative preference shares.

Total liabilities (including capital and reserves) increased by 7.5% from Rs. 6,111.43 billion at September 30, 2014 to Rs. 6,570.56 billion at September 30, 2015, primarily due to 9.2% increase in deposits and 3.8% increase in borrowings.

Deposits

Deposits increased by 9.2% from Rs. 3,520.55 billion at September 30, 2014 to Rs. 3,846.18 billion at September 30, 2015. Term deposits increased by 6.5% from Rs. 1,983.30 billion at September 30, 2014 to Rs. 2,111.29 billion at September 30, 2015, while savings deposits increased by 14.3% from Rs. 1,056.07 billion at September 30, 2014 to Rs. 1,207.20 billion at September 30, 2015 and current deposits increased by 9.7% from Rs. 481.18 billion at September 30, 2014 to Rs. 527.69 billion at September 30, 2015. Total deposits at September 30, 2015 formed 71.2% of the funding (i.e., deposits and borrowings, other than preference share capital). The current and savings account deposits increased from Rs. 1,537.25 billion at September 30, 2014 to Rs. 1,734.89 billion at September 30, 2015. Deposits of overseas branches, in dollar terms, decreased from USD 2.3 billion at September 30, 2014 to USD 1.8 billion at September 30, 2015 and, in rupee terms, decreased by 18.4% from Rs. 142.95 billion at September 30, 2014 to Rs. 116.62 billion at September 30, 2015.

Borrowings

Borrowings increased by 3.8% from Rs. 1,503.49 billion at September 30, 2014 to Rs. 1,561.09 billion at September 30, 2015 primarily due to an increase in bond borrowings including foreign currency bond borrowings, refinance borrowings and foreign currency term money borrowing, offset, in part, by a decrease in commercial paper borrowings. Overseas borrowings, in dollar terms, decreased from USD 14.2 billion at September 30, 2014 to USD 13.6 billion at September 30, 2015. However, due to rupee depreciation from Rs. 61.75 per US dollar at September 30, 2014 to Rs. 65.59 per US dollar at September 30, 2015, overseas borrowings, in rupee terms, increased by 2.1% from Rs. 875.53 billion at September 30, 2014 to Rs. 893.57 billion at September 30, 2015.

Other liabilities

Other liabilities decreased by 0.3% from Rs. 298.61 billion at September 30, 2014 to Rs. 297.63 billion at September 30, 2015.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 788.77 billion at September 30, 2014 to Rs. 865.66 billion at September 30, 2015 primarily due to accretion to reserves out of profit, offset, in part, by payment of dividend and utilisation of Rs. 9.29 billion from reserves with the approval of the Reserve Bank of India on account of provisioning for outstanding funded interest term loans pertaining to restructurings prior to 2008.

Statement of Cash Flow

Cash and cash equivalents decreased by 25.4% from Rs. 423.05 billion at March 31, 2015 to Rs. 315.45 billion at September 30, 2015 due to net cash outflow from investing activities and financing activities offset, in part, by net cash inflow from operating activities. Cash and cash equivalents increased by 14.1% from Rs. 415.30 billion at March 31, 2014 to Rs. 473.78 billion at September 30, 2014 due to an increase in net cash inflow from operating activities offset, in part, by net cash outflow from investing activities and financing activities.

During the six months ended September 30, 2015, the net cash inflow from operating activities of Rs. 188.02 billion was on account of profits for the period, increase in deposits and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances, other assets and payment of current tax. During the six months ended September 30, 2014, the net cash inflow from operating activities of Rs. 182.87 billion was on account of profits for the period, increase in deposits and decrease in other assets and reduction in investments other than held-to-maturity investments, offset, in part, by increase in advances, other liabilities and payment of current tax.

The net cash outflow from investing activities of Rs. 101.55 billion during the six months ended September 30, 2015 and Rs. 52.91 billion during the six months ended September 30, 2014 was primarily on account of purchase (net of sales) of held-to-maturity securities.

The net cash outflow from financing activities of Rs. 193.82 billion during the six months ended September 30, 2015 and Rs. 72.75 billion during the six months ended September 30, 2014 was on account of a decrease in borrowings and dividend payment.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 30, 2015 for fiscal 2015.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 30, 2015 for fiscal 2015.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2015)

Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
6,375,000,000 equity shares of Rs. 2/- each	5,807,681,135 (1) shares	567,318,865 shares
15,000,000 shares of Rs. 100/- each (2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

_______________

(1)	Excludes 266,089 shares forfeited.

(2)	Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force at that time.

(ii)	Issued Shares

(At September 30, 2015)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 2 each	Ordinary shares	5,807,681,135 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable	Preference shares with a face value of Rs. 10,000,000 each

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Total	-	5,807,681,485 (1)shares	-	-

_______________

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At November 30, 2015)

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)[1]	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2015		5,797,244,645		11,594,489,290 (JPY 23,304,923,473)	-
During fiscal year 2016 (Up to November 30, 2015)	14,572,870	5,811,817,515	29,145,740 (JPY 58,582,937)	11,623,635,030 (JPY 23,363,506,410)	Allotment of 14,572,870 shares issued on exercise of options, under the Employee Stock Option Scheme 2000
_______________
(1)	Excludes 266,089 shares forfeited.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At December 4, 2015)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/O. ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai - 400013	1,686.84	29.02%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	537.39	9.25%
Dodge and Cox International Stock Fund	Deutsche Bank Ag, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai - 400001	257.91	4.44%
Europacific Growth Fund	JPMorgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai - 400064	130.05	2.24%

Carmignac Gestion A/c Carmignac Patrimoine	HSBC Securities Services, 11th Flr, Bldg No.3, Nesco - IT Park, Nesco Complex, W. E. Highway, Goregaon East, Mumbai - 400063	90.88	1.56%
Aberdeen Global Indian Equity Limited	BNP Paribas House,6th Floor, 1 North Avenue Custody Operations Maker Maxity, BKC, Bandra East Mumbai-400051	62.10	1.07%
Total	-	2,765.17	47.58%

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2015

National Stock Exchange of India Limited (NSE)

(in Rs.)

Month	April 2015	May 2015	June 2015	July 2015	August 2015	September 2015
High (yen)	331.15 (665.61)	329.30 (661.89)	317.75 (638.68)	317.45 (638.07)	314.05 (631.24)	279.30 (561.39)
Low (yen)	302.30 (607.62)	304.60 (612.25)	283.15 (569.13)	285.00 (572.85)	269.95 (542.60)	249.10 (500.69)

Bombay Stock Exchange Limited (BSE)

(in Rs.)

Month	April 2015	May 2015	June 2015	July 2015	August 2015	September 2015
High (yen)	331.25 (665.81)	329.15 (661.59)	317.40 (637.97)	317.40 (637.97)	314.10 (631.34)	279.40 (561.59)
Low (yen)	302.40 (607.82)	304.50 (612.05)	283.25 (569.33)	285.05 (572.95)	269.85 (542.40)	249.25 (500.99)

New York Stock Exchange (NYSE)

(ADS)

(in US$)

Month	April 2015	May 2015	June 2015	July 2015	August 2015	September 2015
High (yen)	10.94 (1,346.82)	10.84 (1,334.51)	10.56 (1,300.04)	10.47 (1,288.96)	10.38 (1,277.88)	8.81 (1,084.60)
Low (yen)	10.16 (1,250.80)	10.30 (1,268.03)	9.36 (1,152.31)	9.35 (1,151.08)	8.51 (1,047.67)	8.19 (1,008.27)

3.	Statement of Directors and Officers

The Board of Directors of the Bank, at its meeting held on November 16, 2015, approved the appointment of Vishakha Mulye as Executive Director of the Bank, subject to regulatory and other necessary approvals.

Vishakha Mulye joined the ICICI Group in 1993 and has experience in the areas of strategy, treasury and markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate and project finance. She was appointed as Chief Financial Officer of the Bank in 2005. She was elevated to the Board of ICICI Lombard General Insurance Company in 2007. In 2009, she was appointed as Managing Director & CEO of ICICI Venture Funds Management Company.

Zarin Daruwala, President responsible for wholesale banking, is leaving the Bank to pursue other opportunities.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited (the "Bank") for the six-month period ended September 30, 2015 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 30, 2015, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2015 were audited by B S R & Co. LLP, Chartered Accountants. Since the complete set of the audited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=\ 2.01, which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 1, 2015.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2014		Six months ended September 30, 2015
	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	9,149	183,895	10,366	208,357
Non-interest income	5,588	112,319	5,997	120,540
-Fee income	4,039	81,184	4,345	87,335
-Dividend and other income[1]	1,024	20,582	1,223	24,582
-Treasury income	525	10,553	429	8,623
Less:
Operating expense	5,522	110,992	6,167	123,957
Operating profit	9,215	185,222	10,196	204,940
Less: Provisions	1,576	31,678	1,898	38,150
Profit before tax	7,639	153,544	8,298	166,790
Less: Tax	2,275	45,728	2,292	46,069
Profit after tax	5,364	107,816	6,006	120,721

1.	Includes foreign exchange gain on repatriation of retained earnings from overseas branches of Rs. 537 crore in six months ended September 30, 2015 (six months ended September 30, 2014: Rs. 268 crore).

2.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet (as per unconsolidated Indian GAAP accounts)

	September 30, 2015		March 31, 2015
	Rs. crore	JPY mm	Rs. crore	JPY mm
Capital and Liabilities
Capital	1,162	23,356	1,160	23,316
Employee stock option outstanding	7	141	7	141
Reserve and surplus	85,397	1,716,480	79,262	1,593,166
Deposits	384,618	7,730,822	361,563	7,267,416
Borrowings (includes subordinated debt)[1]	156,109	3,137,791	172,417	3,465,582
Other liabilities	29,763	598,236	31,720	637,572
Total capital and liabilities	657,056	13,206,826	646,129	12,987,193

Assets
Cash and balances with Reserve Bank of India	21,977	441,738	25,653	515,625
Balance with banks and money at call and short notice	9,568	192,317	16,652	334,705
Investments[2]	154,190	3,099,219	158,129	3,178,393
Advances	409,693	8,234,829	387,522	7,789,192
Fixed assets	4,794	96,359	4,725	94,973
Other assets[2]	56,834	1,142,363	53,448	1,074,305
Total Assets	657,056	13,206,826	646,129	12,987,193

1.	Borrowings include preference share capital of Rs. 350 crore.

2.	Pursuant to the RBI guideline dated July 16, 2015, the Bank has, effective the quarter ended June 30, 2015, re-classified deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector from ‘Investments’ to 'Other Assets'.

3.	Prior period figures have been regrouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2015		September 30, 2014		March 31, 2015
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
	(Unaudited)		(Unaudited)		(Audited)
Total income	47,593.93	956,637.99	42,248.15	849,187.82	90,216.23	1,813,346.22
Net profit	6,650.90	133,683.09	5,896.63	118,522.26	12,246.87	246,162.09
Earnings per share (EPS)
a) Basic EPS (not annualised for six months) (in Rs.) (in JPY)	11.46	23.03	10.20	20.50	21.17	42.55
b) Diluted EPS (not annualised for six months) (in Rs.) (in JPY)	11.36	22.83	10.10	20.30	20.94	42.09

2.	Other Information

(1)	Legal and Regulatory Proceedings

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on us mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

We held a total provision of Rs. 300 million at September 30, 2015 for 481 cases with claims totaling approximately Rs. 1,169 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2015, such claims amounted to a total of Rs. 560 million relating to 110 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against us. There were 241 such cases at September 30, 2015.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2015, there were 70 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 41.1 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. We had assigned our exposure to Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by us even when it was a lender to the company. Consequently we believe the suit against us is not maintainable and has filed our written statement. The matter is pending before the court.

•	In April 2014, we filed a recovery suit in the Debt Recovery Tribunal, Mumbai against Anil Printers Limited and its guarantors for recovery of Rs. 0.49 billion due from Anil Printers Limited. We also initiated action under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and took symbolic possession of the mortgaged properties of Anil Printers and sold one property through auction. Anil Printers challenged the action of ICICI Bank in the Debt Recovery Tribunal on various grounds. The Debt Recovery Tribunal directed the borrower to identify buyers for the properties within 30 days, failing which the sale being conducted by us would be confirmed, to which the borrower agreed. Anil Printers also filed a civil suit for counter claim of Rs. 1.2 billion against us, the maintainability of which has been challenged by the Bank in a higher court. The High Court of Bombay through its order dated October 8, 2015 has declared that suit is not maintainable and accordingly dismissed the suit.

•	In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including us. The matter is pending.

•	Certain investors of a real estate investment fund registered in Mauritius and managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of USD 103.6 million. All the respondents to the petition, including the Bank and its subsidiary, have denied and rebutted the allegations and filed counter applications, which is pending for hearing.

•	Diminco NV. along with its associates, borrowers of ICICI Bank UK Plc., a subsidiary of ICICI Bank, have initiated legal proceedings in a Belgian court against ICICI Bank UK Plc. alleging breach of certain obligations and failure to advance additional credit and claimed damages of about USD 140 million together with repayment of sums paid by the borrowers. The UK subsidiary disputed these allegations and claims and made a counterclaim for repayment of outstanding dues of about USD 30 million. In relation to the one allegation by the borrowers, the court on September 21, 2015 ruled that Belgian courts lack all jurisdiction. As regards the other claims, the court has referred the matter to the Antwerp Commercial court.

In addition, our international banking business in multiple jurisdictions exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and has increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

Taxation

At September 30, 2015, ICICI Bank’s contingent tax liability was assessed at an aggregate of Rs. 39.34 billion, mainly pertaining to income tax and sales tax or value added tax demands by the government of India’s tax authorities for past years. ICICI Bank has appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as it believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in its own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, ICICI Bank has not provided for these tax demands for the six months ended September 30, 2015. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by ICICI Bank. Of the overall contingent tax liability of Rs. 39.34 billion:

•	Rs. 4.18 billion relates to sales tax or value added tax assessment mainly pertaining to VAT on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered with lessee and bullion-related matters where ICICI Bank is relying on favorable opinions from counsel. Of the total demand, Rs. 2.23 billion pertains to VAT on disposal of repossessed assets where we are relying on a favorable opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets.

•	Rs. 1.66 billion relates to service tax matters mainly pertaining to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios and service tax on income received from merchants on credit card acquiring transactions prior to May 2006. The Bank believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•	Rs. 33.50 billion relates to appeals filed by ICICI Bank or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where ICICI Bank is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

•	Rs. 13.85 billion relates to whether interest expenses can be attributed to earning tax-exempt income. ICICI Bank believes that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares/tax-free bonds and ICICI Bank’s interest free funds are sufficient to cover investments in the underlying tax free securities. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases.

•	Rs. 5.48 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income.

•	Rs. 5.54 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Bank has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases.

•	Rs. 2.69 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI Bank had maintained two special reserve accounts, which includes Special Reserve created up to assessment year 1997-98. Withdrawals from this account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. The Bank has received favorable orders in respect of the assessment year 1998-99 and 1999-00 but the income tax department has appealed against the favorable order.

Based on judicial precedents of its own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that its tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 50.71 billion pertaining to mainly deduction of bad debts and, levy of penalties in respect of debatable issues where quantum is decided in its favor, which are pending before appellate authorities, as these liabilities are considered remote, since they are covered by Supreme Court (the highest court in India) decisions in other cases and therefore are not required to be disclosed as contingent liabilities.

(2)	Subsequent Events

In October 2015, our Board of Directors approved the sale of 9.0% shareholding in ICICI Lombard General Insurance Company Limited to the joint venture partner, Fairfax Financial Holdings Limited at a consideration of about Rs. 15.5 billion. The transaction is subject to governmental and regulatory approvals. Upon completion of the transaction, the share ownership in ICICI Lombard General Insurance Company Limited of ICICI Bank and Fairfax will be approximately 64% and 35%, respectively.

In November 2015, our Board of Directors approved the sale of 6.0% of the Bank’s shareholding in ICICI Prudential Life Insurance Company at a consideration of about Rs. 19.5 billion. The transaction is subject to government and regulatory approvals. Upon completion of the transactions, ICICI Bank’s share ownership in ICICI Prudential Life Insurance will be approximately 68%.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2015 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarised below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB ASC Subtopic, 810-10, “Consolidation –

Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank uses the fair value method to account for its employee stock-based compensation plans. ASC Topic 718 “Compensation - Stock Compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, share options granted to employees as compensation are measured at fair value and the related cost is recognized as expense over the employee requisite service period. Corresponding amount is recorded in equity as subscription warrants until the share options are exercised or expires.

(5)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to U.S. GAAP for fair value measurement exist.

(8)	Other than temporary impairment

Under U.S. GAAP, ASC 320 “Investments – Debt and Equity Securities” requires other-than-temporary impairment losses for debt securities to be recognized in earnings if an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis. However, even if an entity does not expect to sell a debt security and it is not more likely than not that the entity will be required to sell prior to recovery, the standard requires the entity to evaluate expected cash flows to be received and determine if a credit loss exists and to recognize the credit risk component of other-than-temporary impairment loss of a debt security in earnings and the non-credit risk component in other comprehensive income.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(9)	Defined Benefits

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, unrecognised prior year service cost as well as actuarial gains or losses is recognized in equity section of the balance sheet through other comprehensive income, since the end of annual periods beginning on or after 1 April, 2013. Accordingly, similar accounting treatment is also required in Japan; however, the corridor approach is not allowed. Before 1 April, 2014 unrecognized prior service cost and unrecognized actuarial gains and losses were amortized periodically based on a certain method and charged to income. Also the difference between the PBO and the market value of plan assets was not recorded in the balance sheet, but instead is disclosed in the notes to the financial statements together with unrecognized gains and losses.

(10)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(11)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, there is no concept of proportionate consolidation method. Japanese accounting principles are silent about consolidation of entities with lack of their ability to transfer funds to parents.

(2)	Sale of loans

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the Reserve Bank of India guidelines require the profit/premium arising from securitisation to be amortized over the life of the transaction based on the method prescribed in the guidelines.

In case of non-performing loans sold to securitisation company/reconstruction company, shortfall is recognised in profit and loss account immediately and excess provision is reversed in profit and loss account in the year in which amount is received.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(3)	Share-based compensation

The Bank uses the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and accounted over the vesting period.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(4)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(5)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise and depreciation/appreciation, except for securities acquired by way of conversion of outstanding loan, are aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of loan conversion is fully provided for. Non-performing investments are identified based on the RBI guidelines. Any provision held for depreciation on available for sale and held for trading securities in excess of the required amount is credited to the profit and loss account and thereafter transferred to Investment Reserve Account (net of applicable taxes and statutory reserve requirements). Further, the provisions required to be created on account of depreciation in the available for sale and held for trading categories is debited to the profit and loss account and an equivalent amount (net of tax benefit, if any, and net of consequent reduction in the transfer to Statutory Reserve), may be transferred from the Investment Reserve Account to the profit and loss account. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(6)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(7)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and NPAs in accordance with guidelines issued by the Reserve Bank of India. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per extant guidelines issued by the Reserve Bank of India, are classified as NPAs to the extent of amount outstanding in the host country.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written off as per the extant Reserve Bank of India guidelines. For loans and advances booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of loans classified as fraud, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In accounts where there has been delay in reporting the fraud to the RBI, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and NPAs covered under distressed assets framework of Reserve Bank of India, the Bank makes accelerated provisions as per extant guidelines issued by the Reserve Bank of India.

For restructured/rescheduled assets, provision is made by the Bank in accordance with the applicable guidelines on restructuring of loans and advances issued by the Reserve Bank of India.

In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans at rates prescribed by the Reserve Bank of India. For performing loans in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement. As per the guidelines issued by the Reserve Bank of India, additional provision between 0.0%-0.80% is made, from April 1, 2014, on outstanding amounts to entities having unhedged foreign currency exposure. The provision range is based on percentage of likely loss due to unhedged foreign currency exposure to their earnings before interest, depreciation and lease rentals, if any.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(8)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact to the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting under Indian GAAP. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underling transaction is marked to market.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(9)	Deferred tax

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(10)	Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which they relate.

Under Japanese accounting principles, dividends are recognized upon approval at the annual general meeting.

(11)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities, is accounted for as goodwill.

VII. TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report
and the attachments thereto
	pertaining to fiscal 2015	filed on September 30, 2015

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 17, 2015	By:	/s/ Ms. Shanthi Venkatesan
			Name:	Ms. Shanthi Venkatesan
			Title:	Deputy General Manager